Anna M. Landmark

Introduction

In August of 2013 I launched a business, Landmark Creamery LLC, and I make award-winning small-batch artisan cheeses from sheep and pasture-grazed cow milk (www.landmarkcreamery.com). I have been making cheese part-time and managing this business, along with grassroots organizing and political campaign management work, working to level the playing field for small producers and growers in rural Wisconsin and foster investment in our rural communities. As a small producer I see first-hand the systemic challenges within our food distribution channels that make it difficult for our farmers and small processors to be profitable, and to get fresh, locally grown products into our restaurants and institutions. I would like to help find solutions and open up access for these small producers and processors.

Food Production Work Experience

- Landmark Creamery. Albany, Wisconsin. Personal small business launched August 2013. Small-scale seasonal production of fresh and aged sheep, goat and cow milk cheeses.
- Metcalfe's Market – Hilldale. Madison, Wisconsin. Part-time employment as a cheesemonger in the artisan cheese department October 2015-January 2016.
- Clock Shadow Creamery. Milwaukee, Wisconsin. Part-time employment as a licensed cheesemaker April-August 2014.
- Cedar Grove Cheese. Plain, Wisconsin. 240 hour apprenticeship completed April-September 2013; part-time employment as an assistant cheesemaker August 2013-November 2013.

Previous Work: Campaign Management, Research & Communications

- Campaign Manager, Kriss Marion for State Senate. Blanchardville, Wisconsin, February-November 2018.
- Research Director, One Wisconsin Now. Madison, Wisconsin, June 2009-August 2013.
- Communications Executive, Tigercomm, LLC. Arlington, Virginia, March 2007–June 2009.
- Manager, Ohioans for a Fair Minimum Wage. Columbus, Ohio, July–November 2006.
- Manager, Betty Sutton for Congress. OH-13 (Akron, Ohio), January–June 2006.
- Program Manager, National Education Association. Washington, DC, March 2004–January 2006.
- Regional GOTV Director, America Votes. Madison, Wisconsin, October–November 2004.

- State Field Director, Gephardt for President. Manchester, New Hampshire, June 2003–January 2004.
- Consultant, Madison Teachers, Inc. Madison, Wisconsin, May–June 2003.
- Campaign Manager, Cieslewicz for Mayor. Madison, Wisconsin, December 2002–May 2003.

Education & Licenses

University of Wisconsin—Madison, Bachelor of Arts in Political Science, May 1999
Wisconsin Cheesemaking License: 296013-F8

Cheesemaking & Food Safety Education

- Cheese Technology Short Course & Milk Pasteurization & Process Control, UW-Madison, September 2011.
- Dairy HACCP Workshop, UW-Madison, May 2012.
- Production of Safe Dairy Products, UW-River Falls, January 2013.
- Cleaning & Sanitation Workshop, UW-Madison, May 2013